UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 8, 2005

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes            No    X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: April 8, 2005

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

April 8, 2005

Item 3.

Press Release

April 8, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that the Company's recently opened European office in London, England has received a purchase order in the amount of $200,597 to provide the City of Edinburgh Council with its proprietary i-SHELTERTM solar LED (light-emitting diode) bus shelter lighting systems.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                         Peeyush Varshney

President                                 Corporate Secretary

(250) 380-0052                        (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 8th day of April 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Friday, April 8, 2005

(No.2005-04-11)

CARMANAH RECEIVES $200K CONTRACT FOR SOLAR

BUS SHELTERS IN EDINBURGH, SCOTLAND

Victoria, British Columbia, Canada - April 8, 2005 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that the Company's recently opened European office in London, England has received a purchase order in the amount of $200,597 to provide the City of Edinburgh Council with its proprietary i-SHELTERTM solar LED (light-emitting diode) bus shelter lighting systems.

Carmanah's i-SHELTERTM lighting systems will be introduced across the Edinburgh public transport network by Commutaports Ltd., one of the UK's largest suppliers of passenger shelters and modular covered walkways.  The order follows a successful trial that identified Carmanah's solar LED lighting technology to be a reliable, cost-effective solution to increasing passenger security and visibility at night compared to conventionally-powered shelter lighting.

"Edinburgh has discovered the potential of Carmanah's solar LED lighting systems to enhance public transport travel at vastly reduced cost to the public purse," states Carmanah's CEO, Art Aylesworth.  "Scotland is an extremely challenging solar power environment, but the performance and reliability of our technology resulted in our selection as the supplier of solar shelter lighting for the country's capital city."

As a World Heritage Site and one of the U.K.'s most popular tourist destinations, Edinburgh faces the increasing problems of traffic congestion.  The city is currently investing in its public transport system under the Central Edinburgh Traffic Management Scheme.  Increasing public transport use will help achieve goals of reduced traffic congestion and improved air quality set out in the National Air Quality Strategy.  Illuminated bus shelters are one way to make public transit a more efficient and attractive alternative to automobile use.  The City of Edinburgh transport leader, Andrew Burns, states "if more people are to use bus services after dark it is essential that we increase the sense of security at bus shelters by making sure that as many bus shelters as possible have lighting.  Unfortunately, the cost of providing lighting at all shelters has been extremely expensive due to the costs associated with establishing a power connection.  A cost-effective alternative is the use of solar-powered lighting at a limited number of bus shelters."

About i-SHELTERTM Solar LED Shelter Lighting Systems

Carmanah's i-SHELTERTM is a completely self-contained shelter lighting system that harnesses the sun's energy to power high-intensity LEDs (light-emitting diodes).  Helping to tackle public concern about security and comfort at night, Carmanah's i-SHELTERTM technology makes passengers more visible to bus drivers and allows passengers to read timetable information easily at any hour.  Costs are kept significantly lower than conventional grid-connected lighting as roads and pavement are untouched during installation, and there are no power permits required or ongoing electrical costs.  In addition, every solar-powered lighting system installed contributes to Scotland's target of ensuring 40 per cent of electricity is generated from renewable sources by 2020.

i-SHELTERTM systems are designed to adapt to any shelter design and feature the rugged reliability of all of Carmanah lighting products.  Scotland received a vivid demonstration of this ruggedness last December when a Carmanah marine navigation light washed ashore on the island of Papa Stour, Shetland Islands, after going adrift off Canada's East Coast over a year earlier.  Locals were able to spot the buoy easily because the Carmanah light was still flashing after journeying over 5,800 kilometres in the North Atlantic.

Carmanah is currently one of the largest suppliers of solar-powered LED transit lighting systems for the City of London.  In addition, more than 40 transportation authorities throughout Europe and more than 75 transit authorities in North American have already installed Carmanah's solar-powered LED lighting systems.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

The first Carmanah i-SHELTERTM system is due to be installed in Edinburgh in May 2005.  For more information about Carmanah's solar LED transit and road lighting products in the United Kingdom, please visit http://www.carmanah.co.uk.

About Carmanah

Carmanah is an award-winning manufacturer of proprietary LED-based lighting and illumination products for the public transit, marine, aviation, roadway, and industrial worksite and illuminated signage markets.  The Company has more than 100,000 solar-powered LED lighting installations and 50,000 LED illuminated sign installations in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Media Relations Tel: (250) 382-4332 ddavies@carmanah.com	Ms. Michelle Walsh UK Marketing Manager Tel: 00 44 (0) 208 323 mwalsh@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah's Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah's Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052 Toll Free 1-800-665-3749

Fax (250) 380-0062   e-mail: investors@carmanah.com